


14030279

SECU SION

Public

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aethlon Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South Sixth Street, Suite 1790
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sima Griffith 612-338-6065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sima Griffith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aethlon Capital, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JEANNIE MARIE MAIER
Notary Public
Minnesota
My Commission Expires January 31, 2020

Signature

Managing Principal

Title

Jeannie Marie Maier

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AETHLON CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2013 and 2012

ASSETS

	2013	2012
CASH AND CASH EQUIVALENTS	$ 7,678	$ -
MARKETABLE SECURITIES	133,926	93,260
COMMISSIONS RECEIVABLE	12,705	-
PREPAID EXPENSES	1,206	1,283
PROPERTY AND EQUIPMENT, NET	1,590	-
TRADEMARK	650	650
TOTAL ASSETS	$ 157,755	$ 95,193

LIABILITIES AND MEMBER'S EQUITY

	2013	2012
CHECKS WRITTEN IN EXCESS OF CASH IN BANK	$ -	$ 293
LINE OF CREDIT - BANK	68,815	4,990
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	12,668	2,795
TENANT ALLOWANCE	1,590	-
TOTAL LIABILITIES	83,073	8,078
MEMBER'S EQUITY	74,682	87,115
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 157,755	$ 95,193

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include private placement of equity or debt and general corporate finance advisory services.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of Federal Deposit Insurance Corporation (FDIC) and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Marketable Securities

Marketable securities consist of publicly traded common stock and are classified as trading securities. Trading securities are reported at fair market value with all unrealized gains (losses) included in other income on the statements of operations.

Marketable securities	Aggregate fair value	Cost	Gross unrealized gains
December 31, 2013	$ 133,926	$ 87,749	$ 46,177
December 31, 2012	$ 93,260	$ 87,749	$ 5,511

Commissions Receivable

Commissions receivable are unsecured and do not accrue interest. No allowance for doubtful accounts was considered necessary as of December 31, 2013.

Property and Equipment, Net

Property and equipment consists of computer equipment, furniture and software and are recorded at cost and being depreciated using the straight-line method over estimated useful lives of 3 to 7 years. Repairs and maintenance costs are expensed as incurred.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2013 and 2012

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Revenue Recognition

The Company's revenues are derived from consulting fees and commissions from private placements. Consulting fees are nonrefundable deposits received during the initial stages of a private placement. Consulting fees may be deductible against the total commissions to be received upon the closing of a placement. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the placement's closing.

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2010. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2013 and 2012, the Company had net capital of $25,615 and $62,401 which was $20,073 and $57,401 in excess its required net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. The Company's net capital ratio was 3.25 to 1 and .13 to 1 as of December 31, 2013 and 2012.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's amended December 31, 2013 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company values and records all investment securities transactions on a trade date basis. Securities listed on a national or regional securities exchange are valued at their last reported sales price on the last business day of the period. Securities which are not traded on a major exchange or for which no sale was reported on that date are valued at the average of their last quoted "bid" price and "asked" price. Short positions are valued at the last quoted "asked" price. Inputs used in the valuation methods can be either readily observable, market corroborated, or generally unobservable inputs. Whenever possible the Company attempts to utilize valuation methods that maximize the use of observable inputs and minimizes the use of unobservable inputs. Based on the observability of the inputs used in the valuation methods the Company determines fair value based on quoted market prices in active markets for identical assets and liabilities.

NOTE 4 - Property and Equipment, Net

Property and equipment consisted of the following as of December 31:

	2013	2012
Equipment and Furniture	$ 46,314	$ 46,315
Leasehold Improvements	1,749	-
Less Accumulated Depreciation	(46,473)	(46,315)
	$ 1,590	$ -

Depreciation expense was $159 and $1,975 for the years ended December 31, 2013 and 2012.

NOTE 5 - Significant Customers

Two customers accounted for 72% and 12% of total revenues for the year ended December 31, 2013. Four customers accounted for 32%, 29%, 20%, and 17% of total revenues for the year ended December 31, 2012.

One customer accounted for 100% of accounts receivable as of December 31, 2013.

NOTE 6 - Line of Credit - Bank

In November 2010, the Company signed a $90,000 line of credit agreement with a bank. The line of credit is due on demand, matures in November 2014 and is collateralized by the general business assets of the Company and guaranteed by the sole member. Interest is payable monthly at the prime rate plus 2.5%, but never less than 6.0% (6.00% as of December 31, 2013 and 2012). There was $68,815 and $4,990 outstanding on the line of credit as of December 31, 2013 and 2012.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2013 and 2012

NOTE 7 - Operating Leases

In 2013, the Company entered into a noncancelable operating lease for office space. The lease expires December 2018 and requires monthly base rents increasing from $2,140 to $2,482 over the term of the lease. In addition, the Company is required to pay its pro rata share of the building's property taxes and operating expenses.

The Company also leases a vehicle under a lease that expires February 2015. The monthly lease payment is $550. Total rent for all leases, including operating expenses, was approximately $43,800 and $63,200 for the years ended December 31, 2013 and 2012.

Future minimum rental commitments are as follows for the years ending December 31:

Year		Amount
2014	$	32,786
2015		27,766
2016		28,242
2017		29,268
2018		29,784
	$	147,846

NOTE 8 - Subsequent Events

The Company has evaluated subsequent events occurring through February 25, 2014, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.